UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	002-89800

TNP Enterprises, Inc.
(Exact name of registrant as specified in its charter)

4100 International Plaza, P.O. Box 2943, Fort Worth, Texas 76113
(817) 731-0099
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

14-1/2% Senior Redeemable Preferred Stock, Series C
14-1/2% Senior Redeemable Preferred Stock, Series D
10.25% Senior Subordinated Notes due 2010, Series B
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g4(a)(1)(i)	[ ]	Rule 12h3(b)(1)(i)	[ X ]
Rule 12g4(a)(1)(ii)	[ ]	Rule 12h3(b)(1)(ii)	[ ]
Rule 12g4(a)(2)(i)	[ ]	Rule 12h3(b)(2)(i)	[ ]
Rule 12g4(a)(2)(ii)	[ ]	Rule 12h3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]
Approximate number of holders of record as of the certification or notice date:	None for the securities covered by this form; one for all Common Stock (Held by PNM Resources, Inc.)

Pursuant to the requirements of the Securities Exchange Act of 1934, TNP Enterprises, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 19, 2005	By:	/s/ Thomas G. Sategna
Vice President and Controller